

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 8, 2009

<u>Via U.S. Mail</u>
Mr. Paul Garcia
President, Secretary and Treasurer
Anasazi Capital Corp.
18101 Von Karmen Avenue, Suite 330
Irvine, CA 92612

> **Re:** **Anasazi Capital Corp.**
> **Form 8-K/A Filed September 3, 2009**
> **File No. 000-52202**

Dear Mr. Garcia:

We have completed our review of your Form 8-K/A and related filings and have no
further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

CC: <u>via facsimile</u>
Law Offices of Michael H. Hoffman, P.A.
Attn: Michael H. Hoffman, Esq.
Fax: (509) 562-3211